UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
May 19, 2009
Commission File Number 001-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

TOTAL S.A. is providing on this Form 6-K its results for the three months ended March 31, 2009, and a description of certain recent developments relating to its business, as well as a capitalization table as of March 31, 2009, and a ratio of earnings to fixed charges for the three months ended March 31, 2009 and 2008 and each of the five years ended December 31, 2008, 2007, 2006, 2005 and 2004, together with the computation of the ratio of earnings to fixed charges.

SIGNATURES
Exhibit Index
EX-99.1: RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2009
EX-99.2: RECENT DEVELOPMENTS
EX-99.3: RATIO OF EARNINGS TO FIXED CHARGES AND CAPITALIZATION AND INDEBTEDNESS
EX-99.4: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: May 19, 2009	By:	/s/ CHARLES PARIS DE BOLLARDIERE
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

Exhibit Index

Exhibit 99.1	Results for the Three Months Ended March 31, 2009

Exhibit 99.2	Recent Developments

Exhibit 99.3	Ratio of Earnings to Fixed Charges and Capitalization and Indebtedness

Exhibit 99.4	Computation of Ratio of Earnings to Fixed Charges